UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13406

Administradora de Fondos de Pensiones Provida S.A.
New York Stock Exchange
(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)

Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone: 011-562-2351-1187
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, without nominal (par) value*
American Depositary Shares (ADS) each representing
fifteen shares of Common Stock, without nominal (par) value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Administradora de Fondos de Pensiones Provida S.A. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 18, 2014	By:	/s/ Andres Veszpremy	General Counsel
Date		Name	Title

* Not for trading, but only in connection with the registration of ADS, pursuant to the requirements of the Securities and Exchange Commission.